EXHIBIT 2.4

TRANSITION AND SEVERANCE AGREEMENT

THIS AGREEMENT is made and entered into as of the 14th day of June, 2006 by and between Schick Technologies, Inc., a corporation incorporated under the laws of the State of Delaware (the “Company”), and Zvi Raskin (“Employee”).

I.                                      Employee will remain employed as General Counsel of the Company, and continue to perform the duties and responsibilities customarily appertaining to such position, through July 20, 2006 (the “Period of Employment”).

II.                                  On July 20, 2006, in the event that: (a) the closing (the “Closing”) of the combination between the Company and Sirona Dental Systems has taken place; and (b) the Employee has not breached this Agreement during the Period of Employment:

(i)	The Company will pay to Employee the sum of One Hundred Forty Thousand Dollars ($140,000); and

(ii)	Employee’s sixteen thousand eight hundred fifty five (16,855) unvested stock options shall immediately and automatically vest in their entirety.

III.                              Employee’s employment will not be terminated during the Period of Employment except for cause.

IV.                              All of the benefits conferred upon Employee hereunder are in addition to the salary, benefits and other compensation currently paid to Employee or to which Employee otherwise receives or is entitled to receive.

V.                                  During the period of Employee’s employment by the Company and for a period of twenty-four (24) months following the termination of the Employee’s Employment with the Company, Employee shall not: (i) engage or become interested in any way (whether as an owner, stockholder, partner, lender, investor, director, officer, employee, consultant or otherwise) in any activity, business or enterprise, located within the geographical area of the United States or Canada, that is competitive with any significant part of the business then conducted by the Company or contemplated to be conducted by it (except that passive ownership of not more than 5% of the outstanding securities of any class of any corporation that are listed on a national securities exchange or traded in the over-the-counter market shall not be considered a breach of this Section); or (ii) solicit the employment of any employee of the Company, or any employee who has left such employment within the previous six months.

EMPLOYEE	SCHICK TECHNOLOGIES, INC.

/s/ Zvi Raskin	/s/ Jeffrey T. Slovin
Zvi Raskin	By: Jeffrey T. Slovin
President & Chief Executive Officer